LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
     www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2009	mlevy@luselaw.com
July 21, 2010
Via Edgar
Mr. Todd K. Schiffman
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Standard Financial Corp.
Standard Bank PaSB 401(k) Plan Profit Sharing Plan
Registration Statement on Form S-1
Filed June 16, 2010
File No. 333-167579
Dear Mr. Schiffman:
           On behalf of Standard Financial Corp. (the “Company”), we are providing a response to the Staff’s letter, dated July 13, 2010. The Company’s response is set forth below and is keyed to the numbered comment set forth in the Staff’s comment letter.
General
1.       Please update the financial statements and all related disclosure when you file your next amendment as required by Rule 3-12(g) of Regulation S-X.
          The Staff’s comment is noted.
2.       Please file updated consents of the independent accountants as exhibits in your next amendment. Refer to Item 302 of Regulation S-T.
          An updated consent of the independent registered public accounting firm is included as Exhibit 23.2.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Todd K. Schiffman
Assistant Director
U.S. Securities and Exchange Commission
July 21, 2010

3.       Please consider including in your next amendment a “Recent Developments” section in the forepart of the registration statement to update the financial information for any material changes in financial condition, results of operations and performance, capital requirements and asset quality ratios related to your most recent interim financial statements.
          The Company has added a “Recent Developments” section. Please see page 30.
4.       In the next amendment, please include the graphics, maps, and related captions as they will appear in the prospectus, or provide us draft copies.
          The relevant graphics and maps are included in the revised Prospectus.
Reasons for the Conversion, page 3
5.       Please expand to be more specific and substantive in your reasons for choosing to make the stock offering at this time.
          The “Reasons for the Conversion” disclosure has been revised in response to the Staff’s comment on pages 3 and 115.
How We Determined The Offering Range, page 5
6.       Please expand to be more specific and substantive in your summary of the valuation and to clarify the aspects of your financial condition and results of operations that RP Financial considered most notable in determining the value of Standard Financial Corp.
          We note in the Valuation Report that RP Financial took several downward adjustments for the company’s market area and marketing the issue. Please briefly describe specific aspects of the valuation that factored into the pricing of this offering. Provide expanded disclosure in the corresponding main section.
          Disclosure has been revised in the “Summary — How We Determined the Offering Range” on page 5 and “The Conversion — Share Pricing and Number of Shares to be Issued” on page 118 in response to the Staff’s comment.
How We Intend to Use the Proceeds From the Offering, page 10
7.       Please be as specific as possible regarding the intended uses of the net proceeds. Disclose any current plans, intentions or understandings concerning investments, dividends, share repurchases or other specific uses. Provide a timetable for any such plans. As your plans for use of proceeds solidify, please update the disclosure pursuant to Item 504 of Regulation S-K both here

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Todd K. Schiffman
Assistant Director
U.S. Securities and Exchange Commission
July 21, 2010

and in the main section, as appropriate.
          The “How We Intend to Use the Proceeds From the Offering” disclosure has been revised in response to the Staff’s comment. The Company is unable to provide a meaningful timetable as it relates to any future transactions.
Market for the Common Stock, page 33
8.       Please advise us of the status of your application for trading on the Nasdaq Capital Market.
          The Company’s application for trading on the Nasdaq Capital Market has been filed and the Company anticipates timely approval by the Nasdaq.
Selected Consolidated and Other Financial Data, page 27
9.       We refer the “Selected Financial Condition Data” section that shows the Company had securities held to maturity for $19.5 million as of September 30, 2008 and none during fiscal 2009 and the six-months ended March 31, 2010. Please provide a footnote that discusses if these securities were sold or reclassified to securities available for sale or provide a cross reference to related discussion elsewhere in the registration statement.
          A note has been added to “Selected Consolidated Financial and Other Data” in response to the Staff’s comment.
10.     Please revise the “Selected Operating Data” section to provide footnote disclosure for the following items or provide a cross reference to related discussion elsewhere in the registration statement:
•	Discuss the basis for not recording a provision for loan losses during the three-year period ended September 30, 2007.

•	Discuss the reasons why the Company recorded income tax expense of only $1,000 for fiscal year 2009 considering it had pre-tax income of $2.145 million for that year.

•	Discuss why the Company recorded an income tax benefit of $254,000 and not an expense for the six-month ended March 31, 2009 considering it had pre-tax income of $1.029 million during that period.

Notes have been added to “Selected Consolidated Financial and Other Data” in response to the Staff’s comment.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Todd K. Schiffman
Assistant Director
U.S. Securities and Exchange Commission
July 21, 2010

11.     Please revise the “Performance Ratios” section on page 28 to state the ratio of average equity to average equity for all periods presented.
          The “Performance Ratios” have been revised in response to the Staff’s comment.
Historical and Pro Forma Regulatory Capital Compliance, page 35
12.     Please revise the labels of the columns to describe the related offering range, i.e., minimum, midpoint, maximum and adjusted maximum, as described in the “Summary” section of the prospectus beginning on page 5. A similar revision should be made to all tables included in the registration statement that provide information related to the various offering ranges.
          The Historical and Pro Forma Regulatory Capital Compliance table has been revised in response to the Staff’s comment, as have the other relevant tables.
13.     Please revise the “Reconciliation of capital infused into Standard Bank” section to indicate that the “Pro forma increase” line item relates to the increase in pro forma equity measured in accordance with GAAP for each offering range.
          The “Historical and Pro Forma Regulatory Capital Compliance” table has been revised to add a new footnote confirming that the pro forma capital increase is the same for GAAP and regulatory capital purposes.
14.     Please revise this section to include the Company’s compliance with Core Capital and Tangible Capital for each offering range. Disclose the highest regulatory supervisory rating for safety and soundness related to Core Capital.
          The Staff is supplementally advised that Standard Bank, as a Pennsylvania-chartered savings bank, is not subject to core capital and tangible capital standards, which are mandated by the Office of Thrift Supervision. The capital calculation and definition included in this disclosure are those applied by the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking.
Capitalization, page 36
15.      Please revise this section to disclose that this is a “best efforts” offering and state the minimum shares that need to be sold in order to complete the offering.
          The “Capitalization” disclosure has been revised in response to the Staff’s comment. See Note 1 to the Capitalization table.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Todd K. Schiffman
Assistant Director
U.S. Securities and Exchange Commission
July 21, 2010

16.     Please include in the offering price ratios section on page 40 a ratio of the offering price as a percentage of pro forma equity on a fully converted basis for each offering range.
          Separate disclosure of fully converted equity ratios is appropriate in a minority stock offering of a mutual holding company when the pro forma financial data discloses just the “nominal” unadjusted pricing ratios. In the case of this full conversion stock offering, the Company will be a fully converted company on completion of the offering and, accordingly, the pro forma pricing ratios reflect fully converted pricing ratios. Accordingly, separate disclosure of fully converted pricing ratios (which would be the same ratios as shown in the existing tables) is not included as it would likely be confusing to potential investors.
17.     We refer to footnote (2) on page 41 that states Standard Bank will make total annual payments to the employee stock option plan equal to the required principal and interest payments on the debt. Please revise this footnote to state the interest rates to be used on the debt and how it will be determined.
          Footnote (2) to each of the Pro Forma tables has been revised in response to the Staff’s comment. See pages 47 and 49.
Management’s Discussion and Analysis of Results of Operations and Financial Condition
Critical Accounting Policies — Allowance for Loan Losses, page 48
18.     We refer to the statement that management determines the adequacy of the allowance based on periodic evaluations of the loan portfolio and other relevant factors. We also note the Company estimates loan losses based on a risk rating considering among other factors, an estimate of the value of collateral. Given your disclosure on page 70 that you have no impaired loans as of the end of the periods presented, please revise this section to disclose what were the quantitative and qualitative relevant factors used to determine the adequacy of the allowance taking into consideration the following:
•	How the general reserve is determined on the balance of the loans in each loan category considering recent trends in past due and classified loans, changes in the inherent credit risk due to portfolio growth and increase concentration of higher risk commercial real estate loans and changes in the economic environment.

•	Tell us how you use the fair value of the collateral in determining the allocated general reserve. It would appear that the use of collateral values is typically considered in determining the specific allowance related to impaired loans.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Todd K. Schiffman
Assistant Director
U.S. Securities and Exchange Commission
July 21, 2010

•	The Company’s policies for determining the fair value of the collateral for collateral dependent loans including recent appraisals and other sources for determining changes in fair value.

•	The Company’s credit risk rating methodology and how it is used to determine estimated credit losses inherent in the loan portfolio.
          The “Allowance for Loan Losses” disclosure has been redrafted and expanded. It replaces “other relevant factors” with more specific information as to the quantitative and qualitative relevant factors used to determine the adequacy of the allowance. It also better delineates how the general reserve is determined.
          Please also refer to the disclosures on pages 71 and 72 that have been updated and expanded.
          See also the responses to Comments 20 and 21 that specifically address the issue of impaired and nonaccrual loans and the determination of fair value of collateral.
          The “Allowance for Loan Losses” sections on pages 54 and 75 each specifically address the Company’s credit risk rating methodology and how it is used to determine estimated credit losses inherent in the loan portfolio.
Classification of Assets, page 68
19.     In light of the significant increase in special mention loans to $7.1 million as of March 31, 2010, please revise this section to describe for the most recent period reported, in addition to currently non-performing loans, the nature and extent of any potential problem loans for which the Company has concerns as to their ability to comply with current loan repayment terms. Refer to disclosure requirements of Item III.C.2 of Industry Guide 3.
          Disclosure in “Classification of Assets” has been revised in response to the Staff’s comment.
Allowance for Loan Losses, page 69
20.     We refer to the statement on page 70 that the Company had no loans considered to be impaired as of March 31, 2010 and fiscal years 2009 and 2008. Please revise this section to discuss the following:
•	Discuss why non-accrual loans as of March 31, 2010, September 30, 2009 and September 30, 2008 totaling $550,000; $1.3 million and $1.6 million, respectively, were not considered impaired as of those dates.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Todd K. Schiffman
Assistant Director
U.S. Securities and Exchange Commission
July 21, 2010

•	Discuss the relationship between impaired loans recognized during these fiscal periods and net charge-offs of $429,000; $1.1 million and $316,000 recorded during fiscal periods ended March 31, 2010, September 30, 2009 and September 30, 2008.
          The section “Non-Performing and Problem Assets” on page 71 has been expanded in response to the Staff’s comment. The revised disclosure provides a detailed discussion of the definition of and differences between impaired and non-accrual loans.
          The Staff is supplementally advised that non-accrual loans of $550,000, $1.3 million and $1.6 million at March 31, 2010, September 30, 2009 and September 30, 2008 were not considered impaired for the following reasons. The vast majority of the loans were one- to-four-family residential mortgage loans which are smaller-balance, homogeneous loans, and measured for impairment collectively. At March 31, 2010 and September 30, 2009, there were a few commercial real estate loans which were small and homogeneous in nature and did not meet the definition of an impaired loan. For example, the largest delinquent commercial loan at September 30, 2009 was a $164,000 loan to a local day care center with delinquency caused by repayment issues due to a Commonwealth of Pennsylvania budget funding delay. It was anticipated that all principal and interest payments would be collected on this loan following a budget resolution and payment from the Commonwealth of Pennsylvania. This delinquency was subsequently resolved after the State budget was passed.
          The amounts listed in the Staff’s Comment ($429,000, $1.1 million and $316,000) were not charge-offs. They are the provision for loan losses for the applicable periods — see the table on page 77. As to the relationship between impaired loans recognized during the period and net charge-offs of $56,000, $448,000 and $269,000 for the fiscal periods ended March 31, 2010, September 30, 2009 and September 2008, none of the loans charged off were impaired loans. The largest charge-off during the periods noted was a $300,000 commercial loan during the quarter ended March 31, 2009. The loan was current as of December 31, 2008 and there was no indication of a delinquency. The Bank was notified in early January 2009 that the borrower was filing for bankruptcy and would not be making payments on the loan. A $300,000 charge-off was recorded during the quarter and the loan was not outstanding at the end of the quarter.
21.     We refer to the first carryover paragraph on page 71 that states that, with respect to performing loans you use publicly available information such as online databases to determine property values. You also state the Company will not perform formal appraisals on collateral properties unless you are considering liquidation of the property to repay a loan and that you use the appraised value of impaired loans to determine the appropriate specific allowance for loan losses related to the loan. Please revise this section to discuss how you determine the sufficiency of collateral with respect to impaired loans to determine if an allowance for loan losses is needed:
•	Discuss how the Company applies the information obtained through online databases to determine property values of collateral-dependent loans, including the assumptions used to make any adjustments necessary for local economic differences.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Todd K. Schiffman
Assistant Director
U.S. Securities and Exchange Commission
July 21, 2010

•	Considering you do not perform appraisals until property is being liquidated to repay the loan, describe the alternate methods you use to determine the fair value of impaired commercial loans and residential real estate loans and how this methodology impacts the amount and timing of your quarterly and annual periodic loan provisions and charge-offs. Refer to your disclosure regarding impaired loans in Note 1, Summary of Significant Accounting Policies, Allowance for Loan Losses on page F-8.

•	Describe the typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-offs. In this regard, tell us if there have been any significant time lapses during this process.

•	State whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

•	Discuss how you consider the effect of significant events which have occurred subsequent to the balance sheet date on the fair value of the properties underlying collateral dependent loans and the resulting allowance for loan losses.

•	Describe any major types of impaired loans that were not collateral dependent and discuss how you determined their fair value considering the variability of future cash flows.
          The “Non-Performing and Problem Assets” disclosure has been revised on page 71 in response to the Staff’s comment. In addition, more detailed disclosure regarding impaired loans has been added beginning on pages 54 and 71.
Note 4, Loans Receivable, page F-19
22.     We note you state in the “Allowance for Loan Losses” section on page 70 that the Company had no loans considered to be impaired as of March 31, 2010 and as of fiscal year end 2009 and 2008. Please revise the footnote to include the following information:
•	State that there were no impaired loans as of the end of the above fiscal periods.

•	Disclose why nonaccrual loans totaling $550,000; $1.3 million and $1.6 million, as of the end of each respective fiscal period were not considered impaired loans.

•	To the extent you had any impaired loans during the above periods, even if none at period end, provide the information required by paragraphs sections (b) and (c) of ASC 310-10-50-

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Todd K. Schiffman
Assistant Director
U.S. Securities and Exchange Commission
July 21, 2010

15 regarding disclosure of accounting policies related to recording interest income on impaired loans and disclosing the average recorded investment in impaired loans during each fiscal period and interest income recorded on impaired loans.
          In response to the Staff’s Comment, the following disclosure has been revised:
•	On page 76 the disclosure that the Company had no loans considered to be impaired at March 31, 2010, September 30, 2009 and 2008 provides a cross-reference to “Non-Performing and Problem Assets.”

•	The section “Non-Performing and Problem Assets” on page 71 has been significantly expanded. The new disclosure provides a detailed discussion of impaired and non-accrual loans.

•	Refer to the response to Comment 20, which specifically addresses the non-accrual loans totaling $550,000, $1.3 million and $1.6 million.

•	The Company did not have any impaired loans during the above noted periods where information is required by paragraphs sections (b) and (c) of ASC 310-10-50-15.
          Therefore, the Company, in consultation with its independent certified public accountants, believe, that the revisions to the Prospectus noted above address the Staff’s comment and no revision to the notes to the financial statements is necessary.
Part II
Exhibit 8.1
23.     Please file signed and dated opinions in the next amendment.
          Exhibit 8.1 is included herein in its final form.
* * * *
          The Company duly acknowledges:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Todd K. Schiffman
Assistant Director
U.S. Securities and Exchange Commission
July 21, 2010

          We trust the foregoing is responsive to the Staff’s comments. We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2009 or Kent Krudys at 202-274-2019.
Very truly yours,
/s/ Marc Levy
Marc Levy

cc:	Timothy K. Zimmerman, Standard Financial Corp. Kent Krudys, Esq.